Exhibit (a)(5)(H)

CBS CORPORATION COMPLETES ITS TENDER OFFER

FOR CNET NETWORKS, INC.

NEW YORK, June 26, 2008 – CBS Corporation (NYSE: CBS.A and CBS) announced today that it has completed its tender offer for all outstanding shares of common stock of CNET Networks, Inc. (NASDAQ: CNET). CBS intends to complete the acquisition in the next few business days.

The initial offering period expired at 12:00 Midnight, ET, on Friday, June 20, 2008. A subsequent offering period commenced on Monday, June 23, 2008, and expired at 12:00 Midnight, ET, on Wednesday, June 25, 2008. As of that time, approximately 117.9 million shares were validly tendered and accepted for purchase pursuant to the offer. CBS Corporation will promptly pay for such shares, at the offer price of $11.50 per share, net to the seller in cash, without interest and less any required withholding taxes. After payment for the shares, CBS will own, in total, approximately 78% of the outstanding shares of CNET common stock.

CBS Corporation intends to effect a “short-form” merger under Delaware law, after exercising its top-up option under the merger agreement, and CNET will become a direct, wholly-owned subsidiary of CBS Corporation. As a result of the merger, any shares of CNET common stock not tendered will be cancelled and (except for shares held by CBS Corporation or its subsidiaries, or shares for which appraisal rights are properly demanded) will be converted into the right to receive the same $11.50 in cash per share, without interest and less any required withholding taxes, that was paid in the tender offer.

Following the merger, CNET common stock will cease to be traded on the NASDAQ Global Market.

About CBS Corporation

CBS Corporation is a mass media company with constituent parts that reach back to the beginnings of the broadcast industry, as well as newer businesses that operate on the leading edge of the media industry. CBS Corporation, through its many and varied operations, combines broad reach with well-positioned local businesses, all of which provide it with an extensive distribution network by which it serves audiences and advertisers in all 50 states and key international markets. It has operations in virtually every field of media and entertainment, including broadcast television (CBS and The CW – a joint venture between CBS Corporation and Warner Bros. Entertainment), cable television (Showtime and CBS College Sports Network), local television (CBS Television Stations), television production and syndication

(CBS Paramount Network Television and CBS Television Distribution), radio (CBS Radio), advertising on out-of-home media (CBS Outdoor), publishing (Simon & Schuster), interactive media (CBS Interactive), music (CBS Records), licensing and merchandising (CBS Consumer Products), video/DVD (CBS Home Entertainment), in-store media (CBS Outernet) and motion pictures (CBS Films). For more information, log on to www.cbscorporation.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer has been made pursuant to a tender offer statement and related materials. CNET stockholders are advised to read the tender offer statement and related materials, which have been filed by CBS with the U.S. Securities and Exchange Commission (the “SEC”). The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) filed by CBS with the SEC and the solicitation/recommendation statement filed by CNET with the SEC contain important information which should be read carefully before any decision is made with respect to the tender offer. The tender offer statement and the solicitation/recommendation statement have been mailed to all CNET stockholders of record.

The tender offer statement and related materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885, and may also be obtained at no charge at www.cbscorporation.com and www.cnetnetworks.com and the website maintained by the SEC at www.sec.gov.

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DISCLOSURE NOTICE: The information contained in this release is as of June 26, 2008. Except as required by law, CBS does not assume any obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments. Some statements in this release may constitute forward-looking statements. CBS cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the tender offer may not be completed or the merger may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the acquisition. A further list and description of risks and uncertainties can be found in CBS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in its periodic reports on Forms 10-Q and 8-K.

Press Contacts:

Dana McClintock	212/975-1077	dlmcclintock@cbs.com
Andrea Prochniak	212/975-0053	andrea.prochniak@cbs.com

Investor Relations Contacts:

Marty Shea	212/975-8571	marty.shea@cbs.com
Debra Wichser	212/975-3718	debra.wichser@cbs.com

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